

September 27, 2019

Tak Shing Eddie Wong
Chief Executive Officer
TGS International Ltd.
Suite 1023, 10/F., Ocean Centre
5 Canton Rd., Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: TGS International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 25, 2019**
> **File No. 333-217451**

Dear Mr. Wong:

We have reviewed your September 20, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2019 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 8

1. We note your response to comment one and we reissue the comment. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to Paragraph (b) (5) of Industry Guide 7. In this regard we note your disclosure of inferred resources and tonnages calculated under Soviet standards on pages 8, 9, and 10 of your amended filing. Please revise to remove these materials until you have defined a mineral reserve.

2. Additionally we note that you now classify tonnages of materials on page 5 as probable fluorite reserves based on a pre-feasibility study. Reserves should be supported by a comprehensive final feasibility study supporting the legal, technical, and economic

feasibility of the materials designated as mineral reserves. Please revise to remove the probable mineral reserves that are based on a pre-feasibility study or provide additional information supporting the materials designated as probable reserves. This information includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- Copies of any marketing studies or contracts

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

3.   We note your response to comment 2 and we reissue the comment. As a company with no mineral reserves you must be in the exploration stage. Please revise to refer to your company as an exploration stage company.

You may contact John Coleman at 202-551-3610 or Pam Howell a 202-551-3357 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining